UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 3)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SIMON PROPERTY GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	04-6268599 (I.R.S. Employer Identification No.)

225 West Washington Street
Indianapolis, Indiana, 46204
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Common Stock, par value $0.0001	New York Stock Exchange

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

        Securities Act registration statement file number to which this form relates: Not Applicable.

        Securities to be registered pursuant to Section 12(g) of the Act: None.

This Form 8-A/A is being filed to reflect the amendment of the registrant’s charter.

As used in this registration statement, the terms “Simon Property,” “we,” “us,” and “our” refer to Simon Property Group, Inc., a Delaware corporation.

Item 1.                                                 Description of Registrant’s Securities to be Registered.

Authorized Stock

We have the authority to issue 850,000,000 shares of capital stock, par value $0.0001 per share, consisting of the following:

•                 511,990,000 shares of common stock,

•                 10,000 shares of Class B common stock,

•                 100,000,000 shares of preferred stock, and

•                 238,000,000 shares of excess common stock.

Of the 100,000,000 authorized shares of preferred stock, the following have been designated:

•                 209,249 shares of 6.50% Series A Convertible Preferred Stock,

•                 5,000,000 shares of 6.50% Series B Convertible Preferred Stock,

•                 2,700,000 shares of 7.00% Series C Convertible Preferred Stock,

•                 2,700,000 shares of 8.00% Series D Cumulative Redeemable Preferred Stock,

•                 1,000,000 shares of 8.00% Series E Cumulative Redeemable Preferred Stock,

•                 8,000,000 shares of 8 3/4% Series F Cumulative Redeemable Preferred Stock,

•                 3,000,000 shares of 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock,

•                 4,530,000 shares of Series H Variable Rate Preferred Stock,

•                 19,000,000 shares of 6% Series I Convertible Perpetual Preferred Stock,

•                 1,000,000 shares of 8 3/8% Series J Cumulative Redeemable Preferred Stock,

•                 8,000,000 shares of Series K Variable Rate Preferred Stock, and

•                 6,000,000 shares of Series L Variable Rate Preferred Stock.

For each series other than the Series I Convertible Perpetual Preferred Stock, the Series J Cumulative Redeemable Preferred Stock and the three series of variable rate preferred stock, a series of excess preferred stock with the same number of shares and identical economic rights was also authorized.

As of May 31, 2009, the number of shares of each outstanding series of preferred stock was: 7,593,604 shares of Series I Convertible Perpetual Preferred Stock and 796,948 shares of Series J Cumulative Redeemable Preferred Stock.

Description of Common Stock and Class B Common Stock

        Terms of Common Stock.    As of May 31, 2009, there were 278,337,834 shares of common stock outstanding, which excludes the outstanding shares of Class B common stock described below and the shares of common stock held in treasury. The holders of shares of common stock:

•                 are entitled to one vote per share on all matters to be voted on by stockholders, other than the election of four directors who are elected exclusively by holders of Class B common stock;

•                 are not entitled to cumulate their votes in the election of directors;

•                 are entitled to receive dividends as may be declared from time to time by the board of directors, in its discretion, from legally available assets, subject to preferential rights of holders of preferred stock;

•                 are not entitled to preemptive, subscription or conversion rights; and

•                 are not subject to further calls or assessments.

        The shares of common stock currently outstanding are validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the common stock.

        Terms of Class B Common Stock.    As of May 31, 2009, there were 8,000 shares of Class B common stock outstanding. Holders of Class B common stock:

•                 are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, other than the election of four directors who are elected exclusively by the holders of Class B common stock;

•                 are not entitled to cumulative voting for the election of directors; and

•                 are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferential rights of holders of preferred stock.

        If we are liquidated, each outstanding share of common stock and Class B common stock, including shares of excess common stock, if any, will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities, subject to the right of the holders of preferred stock, including any excess preferred stock into which shares such series has been converted, to receive preferential distributions.

        All outstanding shares of Class B common stock are held in a voting trust of which Melvin, Herbert and David Simon are the voting trustees. The holders of Class B common stock are entitled to elect four of our directors. However, they will be entitled to elect only two directors if the aggregate equity interest they own in us, including common stock, Class B common stock and units of limited partnership interest of Simon Property Group, L.P., our majority-owned operating subsidiary (the “Operating Partnership”) considered on an as-converted basis, decreases to less than 50% of their aggregate ownership interest as of August 9, 1996.

        Shares of Class B common stock may be converted at the holder’s option into an equal number of shares of common stock. If the aggregate equity interest of the Simon family in us on a fully diluted basis has been reduced to less than 5%, the outstanding shares of Class B common stock convert automatically into an equal number of shares of common stock. Shares of Class B common stock also convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the Simon family. Holders of shares of common stock and Class B common stock have no sinking fund rights, redemption rights or preemptive rights to subscribe for any of our securities.

        Under our charter, the number of members of the board of directors shall be fixed from time to time in the by-laws or by resolution of the board of directors and shall not be more than fifteen. Under the charter, at least a majority of the directors shall be independent directors. The charter further provides that, subject to any separate rights of holders of preferred stock or as described below, any vacancies on the board of directors resulting from death, disability, resignation, retirement, disqualification, removal from office, or other cause of a director shall be filled by a vote of the stockholders or a majority of the directors then in office provided that any vacancy relating to a director elected by the Class B common stock is to be filled by the holders of the Class B common stock.

        The charter provides that, subject to the right of holders of any class or series separately entitled to elect one or more directors, if any such right has been granted, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

        Transfer Agent.    BNY Mellon Shareowner Services is the transfer agent for our common stock.

Important Provisions of Our Governing Documents and Delaware Law

Partnership Agreement.  The limited partnership agreement of the Operating Partnership contains voting requirements that limit the possibility that we will be acquired or undergo a change in control, even if some of our stockholders believe that a change would be in our and their best interests. Specifically, the partnership agreement provides that we must have the approval of the holders of a majority of the units of limited partnership interest held by limited partners in order to:

•                 merge, consolidate or engage in any combination with another person other than a general partner of the Operating Partnership, or

•                 sell all or substantially all of our assets.

Delaware Law and Certain Charter and By-law Provisions.    Our charter and by-laws and certain provisions of the Delaware General Corporation Law may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder would consider in its best interest. This includes an attempt that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. They are also expected to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms.

Delaware Anti-Takeover Law.    We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the time at which the person became an interested stockholder unless:

•                 prior to that time, the board of directors approved either the business combination or transaction in which the stockholder became an interested stockholder; or

•                 upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation’s outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or

•                 the business combination is approved by both the board of directors and by holders of at least 66 2/3% of the corporation’s outstanding voting stock at a meeting and not by written consent, excluding shares owned by the interested stockholder.

For these purposes, the term “business combination” includes mergers, asset sales and other similar transactions with an “interested stockholder.” “Interested stockholder” means a person who, together with its affiliates and associates, owns, or under certain circumstances has owned within the prior three years, more than 15% of the outstanding voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, we have not made this election.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals.    Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders. This procedure provides that

•                 the only persons who will be eligible for election as directors are persons who are nominated by or at the direction of the board of directors, or by a stockholder who has given timely written notice containing specified information to the Secretary prior to the meeting at which directors are to be elected, and

•                 the only business that may be conducted at an annual meeting is business that has been brought before the meeting by or at the direction of the Chairman of the board of directors or by a stockholder who has given timely written notice containing specified information to the Secretary of the stockholder’s intention to bring the business before the meeting.

        In general, we must receive written notice of stockholder nominations to be made or business to be brought at an annual meeting not less than 120 days prior to the first anniversary of the date of the proxy statement for the previous year’s annual meeting, in order for the notice to be timely. The notice must contain information concerning the person or persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

        The purposes of requiring stockholders to give us advance notice of nominations and other business include the following:

•                 to afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business;

•                 to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about such qualifications or business; and

•                 to provide a more orderly procedure for conducting meetings of stockholders.

        Our by-laws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action. However, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Our by-laws may also discourage or deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our stockholders.

        Limit on Number of Directors.     Our charter limits the size of the board of directors to fifteen members with the number of directors to be set from time to time in the by-laws or by resolution of the Board of Directors.

Director Action.    Our charter and by-laws and the Delaware General Corporation Law generally require that a majority of a quorum is necessary to approve any matter to come before the board of directors. Certain matters, including sales of property, transactions with members of the Simon family and related persons and certain affiliates and certain other matters, will also require approval of a majority of the independent directors on the board of directors.

Director Liability Limitation and Indemnification.    Our charter provides that no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. This will not, however, eliminate or limit the liability of a director for the following:

•                 any breach of the director’s duty of loyalty to us and our stockholders;

•                 acts or omissions not in good faith;

•                 any transaction from which the director derived an improper personal benefit; or

•                 any matter in respect of which the director would be liable under Section 174 of the Delaware General Corporation Law.

        These provisions may discourage stockholders’ actions against directors. Directors’ personal liability for violating the federal securities laws is not limited or otherwise affected. In addition, these provisions do not affect the ability of stockholders to obtain injunctive or other equitable relief from the courts with respect to a transaction involving gross negligence on the part of a director.

        Our charter provides that we shall indemnify to the fullest extent permitted under and in accordance with Delaware law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that

•                 he is or was our director or officer, or

•                 is or was serving at our request as a director, officer or trustee of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise.

        With respect to such persons, we shall indemnify against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the following standards are met:

•                 the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and,

•                 with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        The Delaware General Corporation Law provides that indemnification is mandatory where a director or officer has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute.

        The Delaware General Corporation Law generally permits indemnification for expenses incurred in the defense or settlement of third-party actions or action by or in right of the corporation, and for judgments in third-party actions, provided the following determination is made:

•                 the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, or

•                 in a criminal proceeding, the person had no reason to believe his or her conduct to be unlawful.

        The determination must be made by directors who were not parties to the action, or if directed by such directors, by independent legal counsel or by a majority vote of a quorum of the stockholders. Without court approval, however, no indemnification may be made in respect of any action by or in right of the corporation in which such person is adjudged liable.

        Under Delaware law, the indemnification provided by statute shall not be deemed exclusive of any rights under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the liability of officers may not be eliminated or limited under Delaware law.

The right of indemnification, including the right to receive payment in advance of expenses, conferred by our charter is not exclusive of any other rights to which any person seeking indemnification may otherwise be entitled.

Restrictions on Ownership and Transfer

Our charter contains certain restrictions on the number of shares of capital stock that individual stockholders may own. Certain requirements must be met for us to maintain our status as a REIT, including the following:

•                  not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of a taxable year other than the first year, and

•                  our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In part because we currently believe it is essential for us to maintain our status as a REIT, the provisions of our charter with respect to excess common stock contain restrictions on the acquisition of our capital stock intended to ensure compliance with these requirements.

Our charter provides that, subject to certain specified exceptions, no stockholder may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than the ownership limit. The ownership limit is equal to 8%, or 18% in the case of members of the Simon family and related persons, of any class of capital stock. The board of directors may exempt a person from the ownership limit if the board of directors receives a ruling from the Internal Revenue Service or an opinion of tax counsel that such ownership will not jeopardize our status as a REIT.

Anyone acquiring shares in excess of the ownership limit will lose control over the power to dispose of the shares, will not receive dividends declared and will not be able to vote the shares. In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of stock in violation of the ownership limit, the transfer or other event will be deemed void with respect to that number of shares that would be owned by the transferee in excess of the ownership limit. The intended transferee of the excess shares will acquire no rights in those shares of stock. Those shares of stock will automatically be converted into shares of excess common stock according to rules set forth in the charter.

Upon a purported transfer or other event that results in excess common stock, the excess common stock will be deemed to have been transferred to a trustee to be held in trust for the exclusive benefit of a qualifying charitable organization designated by us. The excess common stock will be issued and outstanding stock, and it will be entitled to dividends equal to any dividends which are declared and paid on the stock from which it was converted. Any dividend or distribution paid prior to our discovery that stock has been converted into excess common stock is to be repaid upon demand. The recipient of the dividend will be personally liable to the trust. Any dividend or distribution declared but unpaid will be rescinded as void with respect to the shares of stock and will automatically be deemed to have been declared and paid with respect to the shares of excess common stock into which the shares were converted. The excess common stock will also be entitled to the voting rights as are ascribed to the stock from which it was converted. Any voting rights exercised prior to our discovery that shares of stock were converted to excess common stock will be rescinded and recast as determined by the trustee.

While excess common stock is held in trust, an interest in that trust may be transferred by the purported transferee, or other purported holder with respect to the excess common stock, only to a person whose ownership of the shares of stock would not violate the ownership limit. Upon such transfer, the excess common stock will be automatically exchanged for the same number of shares of stock of the same type and class as the shares of stock for which the excess common stock was originally exchanged.

Our charter contains provisions that are designed to ensure that the purported transferee or other purported holder of the excess common stock may not receive in return for such a transfer an amount that reflects any appreciation in the shares of stock for which the excess common stock was exchanged during the period that the excess common stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid over to the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any excess common stock may be deemed, at our option, to have acted as an agent on behalf of the trust in acquiring or holding the excess common stock and to hold the excess common stock on behalf of the trust.

Our charter further provides that we may purchase, for a period of 90 days during the time the excess common stock is held by the trustee in trust, all or any portion of the excess common stock from the original transferee-stockholder at the lesser of the following:

•                  the price paid for the stock by the purported transferee, or if no notice of such purchase price is given, at a price to be determined by the board of directors, in its sole discretion, but no lower than the lowest market price of such stock at any time prior to the date we exercise our purchase option, and

•                  the closing market price for the stock on the date we exercise our option to purchase.

The 90-day period begins on the date of the violative transfer or other event if the original transferee-stockholder gives notice to us of the transfer or, if no notice is given, the date the board of directors determines that a violative transfer or other event has occurred.

Our charter further provides that in the event of a purported issuance or transfer that would, if effective, result in us being beneficially owned by fewer than 100 persons, such issuance or transfer would be deemed null and void, and the intended transferee would acquire no rights to the stock.

All certificates representing shares of any class of our stock bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution rules of the Internal Revenue Code, more than 5%, or such other percentage as may be required by the Internal Revenue Code or regulations promulgated thereunder, of the outstanding stock must file an affidavit with us containing the information specified in the charter before January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the charter or the Internal Revenue Code applicable to a REIT.

The excess common stock provisions of our charter will not be removed automatically even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our board of directors.

Item 2.  Exhibits.

Exhibit No.	Description

1.	Restated Certificate of Incorporation of Simon Property Group, Inc.

2.	Amended and Restated By-Laws of Simon Property Group, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed on March 25, 2009).

3.	Form of Simon Property Group, Inc. Common Stock Certificate (incorporated by reference to Exhibit 3 of the Registration Statement on Form 8-A/A filed on January 2, 2003).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 4, 2009

SIMON PROPERTY GROUP, INC.

By:	/s/ James M. Barkley
James M. Barkley
General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.	Restated Certificate of Incorporation of Simon Property Group, Inc.

2.	Amended and Restated By-Laws of Simon Property Group, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed on March 25, 2009).

3.	Form of Simon Property Group, Inc. Common Stock Certificate (incorporated by reference to Exhibit 3 of the Registration Statement on Form 8-A/A filed on January 2, 2003).